SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                  Guess?, Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   401617 10 5

                                 (CUSIP Number)

                                Maurice Marciano
                                  Guess?, Inc.
                            1444 South Alameda Street
                                 (213) 765-3100

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 21, 2004

             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO. 401617 10 5          Schedule 13D                  Page 2 of 8 Pages


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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Maurice Marciano

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


                                                             (a)  [   ]
                                                             (b)  [ X ]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS


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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                    Item 2(d)     [__]
                                                    Item 2(e)     [__]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of France

                    ----------------------------------------------------------
                    7     SOLE VOTING POWER


      NUMBER OF           16,145,894
       SHARES       ----------------------------------------------------------

                    8     SHARED VOTING POWER

      BENEFICIALLY        10,000

      OWNED BY      -----------------------------------------------------------
       EACH         9     SOLE DISPOSITIVE POWER

                          16,145,894
      REPORTING
                    -----------------------------------------------------------
       PERSON       10    SHARED DISPOSITIVE POWER

       WITH               10,000


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CUSIP NO. 401617 10 5          Schedule 13D                  Page 3 of 8 Pages


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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       16,155,894


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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [    ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       36.8%


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14     TYPE OF REPORTING PERSON

       IN

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CUSIP NO. 401617 10 5          Schedule 13D                  Page 4 of 8 Pages


      This Amendment No. 1 to Schedule 13D amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by Mr. Marciano with the Securities and Exchange
Commission on June 10, 2003 (the "Initial Schedule 13D"). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

      This Amendment No. 1 is being made to reflect that, as of June 9, 2004, Mr. Marciano entered into a sales plan under Rule 10b5-1 under the Securities Exchange Act of 1934 (the "Exchange Act"). Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by Mr. Marciano in the Initial Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       Mr. Marciano beneficially owns 16,155,894 shares of Common Stock as follows: 15,879,559 shares held indirectly as sole trustee of the Maurice Marciano Trust (1995 Restatement) (the "Maurice Marciano Trust"); 10,000 shares held indirectly as sole advisor of the Maurice Marciano 1990 Children's Trust; 256,300 shares held indirectly as president of the Maurice Marciano Family Foundation; 10,000 shares held by his wife; and 35 shares held as sole trustee of the Maurice Marciano Gift Trust FBO Caroline Marciano.

       The 16,155,894 shares beneficially owned by Mr. Marciano represent 36.8% of the outstanding shares of the Common Stock.

       Percentage ownership of the Common Stock is based on 43,940,466 shares of Common Stock, which represents the number of outstanding shares of Common Stock as of April 5, 2004, as confirmed by the Issuer.

       Mr. Marciano has (i) sole voting power with respect to 10,000 shares held indirectly as sole advisor of the Maurice Marciano 1990 Children's Trust, 15,879,559 shares held indirectly as sole trustee of the Maurice Marciano Trust, 256,300 shares held indirectly as president of the Maurice Marciano Family Foundation, and 35 shares held as sole trustee of the Maurice Marciano Gift Trust FBO Caroline Marciano; (ii) shared voting power with respect to 10,000 shares held by his wife; (iii) sole dispositive power with respect to 10,000 shares held indirectly as sole advisor of the Maurice Marciano 1990 Children's Trust, 15,879,559 shares held indirectly as sole trustee of the Maurice Marciano Trust, 256,300 shares held indirectly as president of the Maurice Marciano Family Foundation, and 35 shares held as sole trustee of the Maurice Marciano Gift Trust FBO Caroline Marciano; and (iv) shared dispositive power with respect to 10,000 shares held by his wife.

        Except for the transactions reported in this statement on Schedule 13D, on statements under Section 16 of the Exchange Act or otherwise, Mr. Marciano has not engaged in any other transactions in the Common Stock of the Issuer within the past 60 days.

        Except as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described herein.


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CUSIP NO. 401617 10 5          Schedule 13D                  Page 5 of 8 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       The following summary descriptions are qualified in their entirety by reference to the full text of the agreements, which are incorporated herein by reference and filed as Exhibits 1, 2, 3, 4 and 5, respectively.

                     Termination of Shareholders' Agreement

        On May 12, 2003 the Shareholders' Agreement was terminated by the Issuer and each of the following parties, each of whom is an affiliate of Mr. Marciano, Paul Marciano and Armand Marciano: The Maurice Marciano Trust; the Paul Marciano Trust; the Armand Marciano Trust; the Maurice Marciano 1996 Grantor Retained Annuity Trust; the Paul Marciano 1996 Grantor Retained Annuity Trust; and the Armand Marciano 1996 Grantor Retained Annuity Trust.
Mr. Marciano expressly disclaims that he formed a group with or among the parties to the now-terminated Shareholders' Agreement.

                          Registration Rights Agreement

        The Issuer entered into a Registration Rights Agreement dated
August 1, 1996 (the "Registration Rights Agreement") with the following shareholders: The Maurice Marciano Trust; the Paul Marciano Trust; the Armand Marciano Trust; the Maurice Marciano 1996 Grantor Retained Annuity Trust; the Paul Marciano 1996 Grantor Retained Annuity Trust; and the Armand Marciano 1996 Grantor Retained Annuity Trust. The agreement provides for three (3) demand registrations for the Common Stock of the Issuer, exercisable by holders of at least 10% of the then outstanding registerable Common Stock. The shareholders must demand the registration of at least 10% of the then outstanding registerable Common Stock for each registration and may request that the registration be a "shelf" registration under Rule 415 under the Securities Act of 1933. The agreement further provides incidental registration rights for all parties if the Issuer determines to file a registration statement on its own behalf or on behalf of any selling shareholders, and the registration is on any form that would also permit registration of the Common Stock held by the parties.

                                Letter Agreements

         The parties to the Registration Rights Agreement entered into letter agreements dated February 10, 2003 with the Issuer and the other parties to the Registration Rights Agreement.


         Other than the foregoing, there are no contracts, arrangements, understandings or relationships between Mr. Marciano and any person with respect to any securities of the Issuer.


                                   Sales Plan

         On June 9, 2004, Mr. Marciano entered into a Sales Plan under
Rule 10b5-1 of the Exchange Act. The Sales Plan is appended hereto as Exhibit 5.


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CUSIP NO. 401617 10 5          Schedule 13D                  Page 6 of 8 Pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 Termination of Amended and Restated Shareholders' Agreement dated as of May 12, 2003 (incorporated by reference to Exhibit 1 of the statement on
                         Schedule 13D filed on June 10, 2003 by Guess?, Inc. (File No. 005-50255))

         Exhibit 2 Registration Rights Agreement dated as of August 1, 1996 (incorporated by reference to Exhibit 10.14 of the Quarterly Report on Form 10-Q filed on October 23, 1996 by Guess?, Inc. (File No. 001-11893))

         Exhibit 3 Letter agreement dated February 10, 2003 between the Issuer and the Armand Marciano Trust (incorporated by reference to Exhibit 4 of the statement on Schedule 13D filed on March 24, 2003 by Guess?, Inc. (File No. 005-50255))

         Exhibit 4 Letter agreement dated February 10, 2003 among the Maurice Marciano Trust, the Paul Marciano Trust, the Paul Marciano 1996 Grantor Retained Annuity Trust, the Armand Marciano 1996 Grantor Retained Annuity Trust and the Armand Marciano Trust (incorporated by reference to Exhibit 5 of the statement on Schedule 13D filed on March 24, 2003 by Guess?, Inc. (File No. 005-50255))

         Exhibit 5 Sales Plan dated as of June 9, 2004 between Maurice Marciano and Goldman, Sachs & Co.


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CUSIP NO. 401617 10 5          Schedule 13D                  Page 7 of 8 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 21, 2004

                                       MAURICE MARCIANO


                                       /s/ MAURICE MARCIANO
                                       ------------------------------------


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


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CUSIP NO. 401617 10 5          Schedule 13D                  Page 8 of 8 Pages


                                  EXHIBIT INDEX


Exhibit No.    Description

1 Termination of Amended and Restated Shareholders' Agreement dated as of May 12, 2003 (incorporated by reference to Exhibit 1 of the statement on Schedule 13D filed on June 10, 2003 by Guess?, Inc. (File No. 005-50255))

2 Registration Rights Agreement dated as of August 1, 1996 (incorporated by reference to Exhibit 10.14 of the Quarterly Report on Form 10-Q filed on October 23, 1996 by Guess?, Inc. (File No. 001-11893))

3 Letter agreement dated February 10, 2003 between the Issuer and the Armand Marciano Trust (incorporated by reference to Exhibit 4 of the statement on Schedule 13D filed on March 24, 2003 by Guess?, Inc. (File No. 005-50255))

4 Letter agreement dated February 10, 2003 among the Maurice Marciano Trust, the Paul Marciano Trust, the Paul Marciano 1996 Grantor Retained Annuity Trust, the Armand Marciano 1996 Grantor Retained Annuity Trust and the Armand Marciano Trust (incorporated by reference to Exhibit 5 of the statement on Schedule 13D filed on March 24, 2003 by Guess?, Inc. (File No. 005-50255))

5 Sales Plan dated as of June 9, 2004 between Maurice Marciano and Goldman, Sachs & Co.